UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at October 15, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, BC V6C 2V6
Canada
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 15, 2007

Print the name and title of the signing officer under his signature.

FARALLON PROVIDES INFORMATION ON VEHICLE ACCIDENT AT CAMPO MORADO

October 15, 2007, Vancouver, BC - Farallon Resources Ltd. (Farallon" or the "Company") (TSX: FAN, OTCBB: FRLLF) advises that a vehicle accident occurred on the Campo Morado site on October 13, 2007. A truck belonging to a local contractor lost control, struck one of our employees and rolled over the side of the road and down a hill, resulting in two fatalities. The matter is under investigation. Further information will be released upon completion of a comprehensive review of the circumstances surrounding the road accident; however, it is not expected to have a material financial impact on the Company.

President and CEO Dick Whittington said "Farallon extends its deepest condolences to the bereaved families and expresses its appreciation for the efforts of the many people who directly assisted and lent support at the time of the road accident and afterwards. Safety is paramount to the Company. A thorough investigation will be completed."

For further details on Farallon and the Campo Morado Project please visit the Company's website at www.faralllonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.